Filed Pursuant to Rule 424(b)(3)

File Number 333-171184

Prospectus Supplement No. 1

(To prospectus dated January 19, 2011)

ADCARE HEALTH SYSTEMS, INC.

This prospectus supplement No. 1 (this “Prospectus Supplement”) supplements and amends the prospectus dated January 19, 2011 (the “Prospectus”), relating to the resale of shares of common stock, no par value per share (the “Common Stock”), of AdCare Health Systems, Inc. (“AdCare”) by the selling shareholders identified in the Prospectus.  AdCare is not selling any shares of the Common Stock under the Prospectus and will not receive any proceeds from the sale of shares of Common Stock by the selling shareholders.  The selling shareholders will bear all commissions and discounts, if any, attributable to the sale of the shares of Common Stock.  AdCare will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock.

Attached hereto and incorporated by reference herein is a press release issued by AdCare on April 16, 2013.  This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

The Common Stock is listed on the NYSE MKT LLC under the symbol “ADK.”  The last reported sale price of the Common Stock as reported on the NYSE MKT on April 22, 2013 was $5.72.

See the section of the Prospectus titled “Risk Factors” for certain factors relating to an investment in the Common Stock offered hereby.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of the Common Stock offered hereby or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 23, 2013.

AdCare Health Systems Provides Update on Status of Annual Report on Form 10-K
and Releases Preliminary Unaudited Financial Information for 2012

ATLANTA, GA— (April 16, 2013) - AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA), a leading long-term care provider, today announced that the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, and the previously announced restatements of the Company’s financial statements for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, will be delayed beyond April 16, 2013 (the extended filing deadline for the Form 10-K). The Company is also furnishing in this release preliminary unaudited: (a) consolidated balance sheet as of December 31, 2012; and (b) consolidated statement of operations for the quarters ended March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012 and the year ended December 31, 2012.

As previously disclosed, the Audit Committee of the Company’s Board of Directors, in consultation with management, concluded that the Company’s previously issued financial statements for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 should no longer be relied upon due to errors in the financial statements which have been identified in connection with the audit of the Company’s financial statements for the year ended December 31, 2012.  The Audit Committee initiated a further review of, and inquiry with respect to, the accounting and financial issues related to these and other potential errors and engaged counsel to assist the Audit Committee with such matters. The Audit Committee has completed its inquiry, has assisted in the correction of certain errors relating to accounting and financial matters and has identified certain material weaknesses in the Company’s internal control over financial reporting. These material weaknesses include, among other things, weakness in the Company’s ability to appropriately account for complex or non-routine transactions and in the quality and sufficiency of the Company’s finance and accounting resources. The Audit Committee intends to make recommendations to the Board of Directors to address such material weaknesses and its other findings.

In light of the foregoing, Martin D. Brew resigned as the Company’s Chief Financial Officer on April 15, 2013, and the Company has commenced a search for a new Chief Financial Officer. Mr. Brew will continue to serve the Company in an accounting and financial support role during the transition period.  In addition, the Company has enhanced its engagement with GBQ Partners, LLC, a Columbus, Ohio based accounting and consulting firm, to assist the Company with accounting matters while it completes its search for a new Chief Financial Officer.

The restatement process for the 2012 quarterly periods, and the audit of the Company’s financial statements for the year end 2012, is ongoing. The most significant accounting matter which remains unresolved in connection with the restatement and the consolidated financial statements for the year ended December 31, 2012 is whether the Company should consolidate the results of the five entities which own the five skilled nursing facilities located in Oklahoma which are managed by the Company (known as the “Oklahoma Entities”). During the first three quarters of 2012, the Company recognized the Oklahoma Entities as “variable interest entities” and, accordingly, consolidated their results with the results of the Company.

The Company’s unaudited financial information accompanying this release includes the results of the Oklahoma Entities on a consolidated basis. If, in connection with finalizing the restatements and the consolidated financial statements for the year end December 31, 2012, the Company determines that the Oklahoma Entities should be not be recognized as variable interest entities and that their results should not be consolidated with the results of the Company, then certain financial information would change as follows:

•                  Total revenues for the year ended December 31, 2012 would decline from $214.0 million to $201.7 million;

•                  Net loss for the year ended December 31, 2012 would improve from a net loss of $7.1 million to a net loss of $5.7 million;

•                  Total assets at December 31, 2012 would decrease from $248.5 million to $235.7 million; and

•                  Total liabilities at December 31, 2012, which includes $13.0 million of funded debt related to the Oklahoma Entities, would decrease from $224.8 million to $209.9 million.

As part of the Company’s strategy to focus on the growth of skilled nursing facilities, the Company decided in the fourth quarter of 2011 to exit the home health business.  In furtherance of this strategy, in the fourth quarter of 2012, the Company entered into an agreement to sell six assisted living facilities located in Ohio and entered into a sublease arrangement to exit the operations of a leased skilled nursing facility in Jeffersonville, Georgia.  The results of operations for the home health business, the six Ohio assisted living facilities and the Jeffersonville, Georgia leased skilled nursing facility are reported as discontinued operations in the accompanying consolidated statement of operations. Because the arrangements to sell the six Ohio assisted living facilities and exit the Jeffersonville facility were fourth quarter 2012 events, the Company’s previously reported 2012 quarterly results reflected these facilities as continuing operations.

Because the restatement process for the 2012 quarterly periods, the audit of the Company’s financial statements for the year end 2012 and the Company’s search for a new Chief Financial Officer are ongoing, the Company is not in a position to file its Form 10-K by April 16, 2013. The Company expects to restate its financial statements for the 2012 quarters, to file its Form 10-K and to file its Form 10-Q for the quarter ended March 31, 2013, by June 30, 2013.

In connection with the restatement process and the Audit Committee review and inquiry, the Company has incurred and will continue to incur significant professional services costs which will be recognized in the first and second quarters of 2013.

Use of Non-GAAP Financial Information

This release and the accompanying schedules include “Adjusted EBITDA from continuing operations” and “Adjusted EBITDAR from continuing operations.”  These are measures of operating performance that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company defines: (i) “Adjusted EBITDA from continuing operations” as net income (loss) from continuing operations before interest expense, income tax expense; depreciation and amortization (including amortization of non-cash stock-based compensation), acquisition costs (net of gains), loss on extinguishment of debt, derivative loss or gain, other non-routine adjustments (primarily a recovery of a receivable and a non-cash settlement gain), and retirement and salary continuation costs; and (ii) “Adjusted EBITDAR from continuing operations” as net income (loss) from continuing operations before interest expense; income tax expense, depreciation and amortization (including amortization of non-cash stock-based compensation), acquisition costs (net of gains), loss on extinguishment of debt, derivative loss; other non-routine adjustments (primarily a recovery of a receivable and a non-cash settlement gain), retirement and salary continuation costs and rent cost.

Adjusted EBITDA from continuing operations and Adjusted EBITDAR from continuing operations should not be considered in isolation or as a substitute for net income, income from operations or cash flows provided by, or used in, operations as determined in accordance with GAAP. Adjusted EBITDA from continuing operations and Adjusted EBITDAR from continuing operations are used by management to focus on operating performance and management without mixing in items of income and expense that relate to the financing and capitalization of the business, fixed rent or lease payments of facilities, derivative loss or gain, and certain acquisition related charges.

The Company believes these measures are useful to investors in evaluating the company’s performance, results of operations and financial position for the following reasons:

•                  They are helpful in identifying trends in the Company’s day-to-day performance because the items excluded have little or no significance to the Company’s day-to-day operations;

•                  They provide an assessment of controllable expenses and afford management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance; and

•                  They provide data that assists management to determine whether or not adjustments to current spending decisions are needed.

The Company believes that the use of the measures provides a meaningful and consistent comparison of the Company’s underlying business between periods by eliminating certain items required by GAAP, which have little or no significance in the Company’s day-to-day operations.

Quantitative reconciliations of Adjusted EBITDAR from continuing operations and Adjusted EBITDA from continuing operations to net income (loss), the most comparable GAAP financial measure, are included in the unaudited financial information accompanying this release.

About AdCare Health Systems

AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA) is a recognized provider of senior living and health care facility management. The Company owns and manages long-term care facilities and retirement communities, and since the Company’s inception in 1988, its mission has been to provide the highest quality of healthcare services to the elderly through its operating subsidiaries, including a broad range of skilled nursing and sub-acute care services. For more information about the Company, visit www.adcarehealth.com.

Forward-Looking Statements

This release contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are generally accompanied by words such as “anticipates,” “continues,” “expects,” “forecasts,” “outlook,” “believes,” “estimates,” “should” and “will” and words of similar effect that convey future meaning, concerning the Company’s operations, economic performance and management’s best judgment as to what may occur in the future. Future events involve risks and uncertainties that may cause actual results to differ materially from those we currently anticipate. The actual results for any fiscal period and other corporate developments will depend upon a number of regulatory, economic, competitive and other influences, including those factors discussed in the “Risk Factors” section and elsewhere in the Company’s reports and filings made from time to time with the Securities and Exchange Commission. Many of these risks and uncertainties are beyond the control of the Company, and any one of which, or a combination of which, could materially and adversely affect the results of the Company’s operations and its financial condition. We undertake no obligation to update information contained in this release.

Investor Contact:

Brett Maas, Managing Partner

Hayden IR, LLC

646-536-7331

brett@haydenir.com

ADCARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

2012 Quarterly and Annual Results

(Amounts in 000s)

(UNAUDITED)

	For the Three Months Ended				For the Year Ended
	3/31/2012	6/30/2012	9/30/2012	12/31/2012	12/31/2012
Revenues:
Patient care revenues	$46,178	$51,020	$57,444	$57,812	$212,454
Management revenues	363	363	429	354	1,509
Total revenues	46,541	51,383	57,873	58,166	213,963
Expenses:
Cost of services (exclusive of facility rent, depreciation, and amortization)	38,986	40,514	49,040	50,817	179,357
General and administrative expenses	3,929	4,295	3,916	4,651	16,791
Facility rent expense	1,914	1,900	1,930	1,946	7,690
Depreciation and amortization	1,288	1,586	1,923	2,053	6,850
Salary retirement and continuation costs	—	—	38	5	43
Total expenses	46,117	48,295	56,847	59,472	210,731
Income (Loss) from Operations	424	3,088	1,026	(1,306)	3,232
Other Income (Expense):
Interest expense, net	(2,775)	(3,471)	(3,913)	(4,036)	(14,195)
Acquisition costs	(293)	(524)	(342)	(853)	(2,012)
Derivative gain (loss)	410	352	(2,105)	(399)	(1,742)
Gain/Loss on Disposal of Assets	2	0	0	0	2
Other income (expense)	(16)	(13)	271	278	520
Total other expense, net	(2,672)	(3,656)	(6,089)	(5,010)	(17,427)
Loss from Continuing Operations Before Income Taxes	(2,248)	(568)	(5,063)	(6,316)	(14,195)
Income tax benefit (expense)	(77)	(36)	(101)	299	85
Loss from Continuing Operations	(2,325)	(604)	(5,164)	(6,017)	(14,110)
Income (Loss) from discontinued operations	232	258	286	6,277	7,053
Net Income (Loss)	(2,093)	(346)	(4,878)	260	(7,057)
Net Loss Attributable to Noncontrolling Interest	238	435	716	623	2,012
Net Income (Loss) Attributable to AdCare Health Systems	(1,855)	89	(4,162)	883	(5,045)
Preferred Stock Dividend	0	0	0	(155)	(155)
Net Income (Loss) Attributable to AdCare Health Systems’ Common Stockholders	$(1,855)	$89	$(4,162)	$728	$(5,200)

ADCARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA FROM CONTINUING

OPERATIONS AND ADJUSTED EBITDAR FROM CONTINUING OPERATIONS

(Amounts in 000s)

(UNAUDITED)

	For the Three Months Ended				For the Year Ended
	3/31/2012	6/30/2012	9/30/2012	12/31/2012	12/31/2012
Net Income (Loss)	$(2,093)	$(346)	$(4,878)	$260	$(7,057)
Impact of discontinued operations	(232)	(258)	(286)	(6,277)	(7,053)
Net Income (Loss) from continuing operations	(2,325)	(604)	(5,164)	(6,017)	(14,110)
Interest expense, net	2,775	3,471	3,913	4,036	14,195
Income tax (benefit) expense	77	36	101	(299)	(85)
Amortization of stock based compensation	165	182	269	321	937
Depreciation and amortization	1,288	1,586	1,923	2,053	6,850
Acquisition costs	293	524	342	853	2,012
Derivative (gain) loss	(410)	(352)	2,105	399	1,742
Gain/Loss on Disposal of Assets	(2)	0	0	0	(2)
Other non-routine Adjustments	0	0	(281)	(278)	(559)
Salary retirement and continuation costs	0	0	38	5	43
Adjusted EBITDA from continuing operations	1,861	4,843	3,246	1,073	11,023
Facility rent expense	1,914	1,900	1,930	1,946	7,690
Adjusted EBITDAR from continuing operations	$3,775	$6,743	$5,176	$3,019	$18,713

ADCARE HEALTH SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(Amounts in 000s)

12/31/2012
(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$16,201
Restricted cash and cash equivalents	1,816
Accounts receivable, net	28,020
Prepaid expenses and other	526
Assets of disposal group held for sale	5,634
Total current assets	52,197

Restricted cash and investments	7,141
Property and equipment, net	161,746
Intangible assets - bed licenses, net	2,471
Intangible assets - lease rights, net	6,845
Goodwill	6,145
Lease deposits	1,721
Deferred loan costs, net	6,665
Other assets	3,611
Total assets	$248,542

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of notes payable and other debt	$9,942
Current portion of convertible debt, net of discounts	10,947
Revolving credit facilities and lines of credit	2,143
Accounts payable	20,803
Accrued expenses	13,992
Liabilities of disposal group held for sale	3,662
Total current liabilities	61,489

Notes payable and other debt, net of current portion:
Senior debt, net of discounts	137,640
Convertible debt, net of discounts	12,009
Revolving credit facilities	7,706
Other debt	864
Derivative liability	3,630
Other liabilities	1,395
Deferred tax liability	32
Total liabilities	224,765
Preferred stock, no par value; 1,000 shares authorized; 450 shares issued and outstanding at December 31, 2012, redemption amount $11,250	9,159
Stockholders’ equity
Common stock and additional paid-in-capital, no par value; 29,000 shares authorized; 15,108 shares issued and outstanding at December 31, 2012	41,382
Accumulated deficit	(23,911)
Total stockholders’ equity	26,630
Noncontrolling interest in subsidiaries	(2,853)
Total equity	23,777
Total liabilities, preferred stock, and stockholders’ equity	$248,542